UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Achieve Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004468203

(CUSIP Number)

December 17, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	004468203

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pura Vida Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,300,000 shares of Common Stock (see Item 4)* 1,300,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,300,000 shares of Common Stock (see Item 4)* 1,300,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000 shares of Common Stock (see Item 4)* 1,300,000 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.79%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The shares of Common Stock issuable upon exercise of Warrants are subject to the Beneficial Ownership Warrant Blocker as defined in Item 4. The securities reported in Rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to the Beneficial Ownership Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to the Beneficial Ownership Warrant Blocker, is less than the number of securities reported in rows (6), (8) and (9). The percentage reported in Row 11 gives effect to the Beneficial Ownership Warrant Blocker. The Pura Vida Master Fund, Ltd. has been allocated 78% of the Common Stock and Common Stock issuable upon exercise of Warrants beneficially owned by Pura Vida Investments, LLC.

CUSIP No.	004468203

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pura Vida Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,666,666 shares of Common Stock (see Item 4)* 1,666,666 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,666,666 shares of Common Stock (see Item 4)* 1,666,666 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,666 shares of Common Stock (see Item 4)* 1,666,666 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* Shares reported herein are held by Pura Vida Master Fund, Ltd. (the “Pura Vida Master Fund”) and certain separately managed accounts (the “Accounts”). Pura Vida Investments, LLC (“PVI”) serves as the investment manager to the Pura Vida Master Fund and the Accounts. Efrem Kamen serves as the managing member of PVI. The shares of Common Stock issuable upon exercise of Warrants are subject to the Beneficial Ownership Warrant Blocker as defined in Item 4. The securities reported in Rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to the Beneficial Ownership Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to the Beneficial Ownership Warrant Blocker, is less than the number of securities reported in rows (6), (8) and (9). The percentage reported in Row 11 gives effect to the Beneficial Ownership Warrant Blocker.

CUSIP No.	004468203

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Efrem Kamen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,666,666 shares of Common Stock (see Item 4)* 1,666,666 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,666,666 shares of Common Stock (see Item 4)* 1,666,666 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,666 shares of Common Stock (see Item 4)* 1,666,666 shares of Common Stock issuable upon exercise of Warrants (see Item 4)*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

* Shares reported herein are held by Pura Vida Master Fund, Ltd. (the “Pura Vida Master Fund”) and certain separately managed accounts (the “Accounts”). Pura Vida Investments, LLC (“PVI”) serves as the investment manager to the Pura Vida Master Fund and the Accounts. Efrem Kamen serves as the managing member of PVI. The shares of Common Stock issuable upon exercise of Warrants are subject to the Beneficial Ownership Warrant Blocker as defined in Item 4. The securities reported in Rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to the Beneficial Ownership Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to the Beneficial Ownership Warrant Blocker, is less than the number of securities reported in rows (6), (8) and (9). The percentage reported in Row 11 gives effect to the Beneficial Ownership Warrant Blocker.

CUSIP No.	004468203

Item 1.	(a).	Name of Issuer:

Achieve Life Sciences, Inc.

	(b).	Address of issuer’s principal executive offices:

1040 West Georgia Street, Suite 1030, Vancouver, B.C. V6E 4H1

Item 2.	(a).	Name of person filing:

Pura Vida Master Fund, Ltd. Pura Vida Investments, LLC
Efrem Kamen

Address or principal business office or, if none, residence:

	(b).	Pura Vida Master Fund, Ltd. c/o Pura Vida Investments, LLC 150 East 52nd Street Suite 32001 New York, New York 10022 Pura Vida Investments, LLC
150 East 52nd Street Suite 32001
New York, New York 10022

Efrem Kamen
c/o Pura Vida Investments, LLC
150 East 52nd Street Suite 32001
New York, New York 10022

	(c).	Citizenship:

Pura Vida Master Fund, Ltd. – Cayman Islands exempted company Pura Vida Investments, LLC – Delaware limited liability company
Efrem Kamen – United States of America

	(d).	Title of class of securities:

Common Stock, par value $0.001 per share

CUSIP No.:

	(e).	004468203

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Pura Vida Master Fund, Ltd.-

1,300,000 shares of Common Stock*

1,300,000 shares of Common Stock issuable upon exercise of Warrants*

Pura Vida Investments, LLC –

1,666,666 shares of Common Stock

1,666,666 shares of Common Stock issuable upon exercise of Warrants*

Efrem Kamen –

1,666,666 shares of Common Stock*

1,666,666 shares of Common Stock issuable upon exercise of Warrants*

(b)	Percent of class:

Pura Vida Master Fund, Ltd. – 7.79%*

Pura Vida Investments, LLC – 9.99%*

Efrem Kamen – 9.99%*

(c)	Number of shares as to which Pura Vida Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,300,000 shares of Common Stock* 1,300,000 shares of Common Stock issuable upon exercise of Warrants*

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,300,000 shares of Common Stock* 1,300,000 shares of Common Stock issuable upon exercise of Warrants*
Number of shares as to which Pura Vida Investments, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,666,666 shares of Common Stock* 1,666,666 shares of Common Stock issuable upon exercise of Warrants*

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,666,666 shares of Common Stock* 1,666,666 shares of Common Stock issuable upon exercise of Warrants*

Number of shares as to which Efrem Kamen has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,666,666 shares of Common Stock* 1,666,666 shares of Common Stock issuable upon exercise of Warrants*

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,666,666 shares of Common Stock* 1,666,666 shares of Common Stock issuable upon exercise of Warrants*

*Shares reported herein are held by Pura Vida Master Fund, Ltd. (the “Pura Vida Master Fund”) and certain separately managed accounts (the “Accounts”). Pura Vida Investments, LLC (“PVI”) serves as the investment manager to the Pura Vida Master Fund and the Accounts. Efrem Kamen serves as the managing member of PVI.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Pura Vida Master Fund and the Accounts. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

The percentages herein are calculated based upon a statement in the Issuer’s Prospectus filed on December 18, 2019 that there were 17,680,268 shares of Common Stock issued and outstanding as a result of this offering.

Pursuant to the terms of the Common Stock Purchase Warrant Agreement entered into between the Reporting Persons and the Issuer, the Reporting Persons purchased Common Stock and Warrants. The Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Warrant Blocker”). The percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Beneficial Ownership Warrant Blocker.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d- 1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2019	Pura Vida Master Fund, Ltd.

	By:	/s/ Efrem Kamen
	Name:	Efrem Kamen
	Title:	Director

Pura Vida Investments, LLC

By:	/s/ Efrem Kamen
Name:	Efrem Kamen
Title:	Managing Member

/s/ Efrem Kamen
Efrem Kamen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).